TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Financial Statements

For the three months ended October 31, 2005 and 2004

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended
October 31, 2005.

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

	October 31, 2005	July 31, 2005
	(Unaudited – Prepared by	(Audited)
	Management)
Assets
Current

Cash	$325,377	$190,053
Accounts receivable	5,880	10,815
Prepaid expenses	25,077	36,733
	356,334	237,601

Investments	2,519,072	2,219,072
Property and equipment	84,266	85,316
Total Assets	$2,959,672	$2,541,989
Liabilities

Current
Accounts payable and accrued liabilities	$10,735	$6,535
Total Liabilities	10,735	6,535
Non-Controlling Interest in AMG Oil Ltd.	10,705	13,845
Shareholders’ Equity

Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at October 31, 2005:
2,516,869 shares (July 31, 2005: 2,516,869 shares)	13,175,075	13,175,075
Deficit	(10,236,843)	(10,653,466)
Total Shareholders’ Equity	2,938,232	2,521,609
Total Liabilities and Shareholders’ Equity	$2,959,672	$2,541,989

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	October 31,	October 31,
	2005	2004

Expenses

General and administrative (Schedule)	$58,426	$23,762
Foreign exchange	177,414	(5,963)
Amortization	1,050	1,109

Loss before other items	(236,890)	(18,908)

Other Items:

Interest income	1,207	120
Gain on sale of investment (Note 3)	641,581	-
Recovery of loan receivable previously
written-off (Note 5)	7,585	7,019

Income (Loss) from operations	413,483	(11,769)
Non-Controlling interest’s portion of AMG’s loss	3,140	6,189

Net income (loss) for the period	416,623	(5,580)

Deficit – Beginning of period	(10,653,466)	(11,795,712)

Deficit – End of Period	$(10,236,843)	$(11,801,292)

Income per share - basic	$0.17	$0.00
- diluted	$0.17	$0.00

Weighted-average number of common shares outstanding,
net of reciprocal holdings	2,516,869	2,516,869

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	October 31,	October 31,
	2005	2004

Net increase (decrease) of cash related to the following:
Operating Activities

Net income (loss) for the period	$416,623	$(5,580)
Items not affecting cash:
Amortization	1,050	1,109
Non-controlling interest	(3,140)	(6,189)
Gain on sale of investment	(641,581)	-
Recovery of loan receivable previously written-off	(7,585)	(7,019)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	5,926	3,182
Accounts receivable	3,209	(353)
Loan receivable	7,585	7,019
Prepaid expenses	11,656	(290)

Net cash used for operating activities	(206,257)	(8,121)

Financing Activity

Net cash provided by financing activity	-	-

Investing Activities

Proceeds from sale of investment	1,141,581	-
Purchase of investments	(800,000)	-

Net cash provided by investing activities	341,581	-

Net increase (decrease) in cash	135,324	(8,121)
Cash position - Beginning of period	190,053	69,887

Cash position - End of period	$325,377	$61,766

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	October 31,	October 31,
	2005	2004

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$5,500	$5,237
Corporate relations and development	6,657	-
Director fees	16,255	-
Filing and transfer agency fees	1,644	1,982
Legal	5,252	3,043
Office and miscellaneous	3,679	1,871
Rent	3,992	3,675
Telephone	3,622	1,162
Travel, promotion and accommodation	2,475	1,571
Wages and benefits	9,350	5,221

	$58,426	$23,762

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Three Month Period Ended October 31, 2005 and 2004

NOTE 1 – ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiary DLJ Management Corp. and its controlled subsidiary AMG Oil Ltd., have been prepared in conformity with Canadian generally accepted accounting principles, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at July 31, 2005. The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to October 31, 2005 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended July 31, 2005.

Refer to Note 8

NOTE 2 – FUTURE OPERATIONS

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities and the sale of investments for financing. The Company intends to continue relying upon the issuance of securities and the sale of investments to finance its operations and activities to the extent they are available to the Company and under terms acceptable to the Company. Accordingly, the Company’s consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.

NOTE 3 - INVESTMENTS

At October 31, 2005, the Company’s ownership interests in investments accounted for under the consolidation method or cost method of accounting are as follows:

				Percentage of
	July 31,	October 31,	October 31,	Ownership/
	2005	2005	2005	Number of
	Carrying	Carrying	Fair	Common
	Value	Value	Value	Shares Held
Consolidation Method:
AMG Oil Ltd.	$-	$-	$-	49.40%/
				8,200,000
Cost Method:
Verida Internet Corp.	1	1	1	8.68%/
				844,642
Austral Pacific Energy Ltd.	1,979,071	2,479,071	3,249,127	6.99%/
				1,584,940
Gondwana Energy, Ltd.	40,000	40,000	40,000	12.43%/
				399,999
TAG Oil Ltd.	200,000	-	-	-

	2,219,072	2,519,072	3,289,128

	$2,219,072	$2,519,072	$3,289,128

During the quarter ended October 31, 2005, the Company participated in a private placement in Austral Pacific Energy Ltd. The Company purchased 200,000 units at US$2.50 per unit. Each unit consists of one share and one half of one share purchase warrant, with each warrant entitling the Company to purchase one common share at a price of US$3.50 per share for one year subject to an accelerated expiry if a trigger price of US$4.50 is reached in the first twelve months from the issue date. The expiry date of the warrants, if not accelerated, is October 13, 2006.

During the three months ended October 31, 2005, the Company exercised 500,000 TAG Oil Ltd. share purchase warrants at a price of US$0.60 per share. The Company then sold 1,000,000 shares of TAG Oil with a book value of $500,000 for proceeds of $1,141,581 for a gain over book value of $641,581.

Refer to Note 8

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following related party transaction is not disclosed elsewhere in these financial statements.

On April 1, 2005, the Company entered into a Consulting Agreement with a private company wholly-owned by its President to provide executive services to the Company. The agreement is for a one-year period, extendable if agreed by both parties with monthly compensation of $5,000.

NOTE 5 - LOAN RECEIVABLE

The Company, per a revised loan repayment term sheet relating to a loan made to Verida Internet Corp. in the 2001 fiscal year, receives CAD$3,000 per month, including principal and interest. The payments of $3,000 per month are to continue until the end of the loan repayment term of April 1, 2008, although there is considerable doubt whether the Company will receive all future payments. For the three month period ended October 31, 2005 the Company has received $7,585 (October 31, 2004 – $7,019).

NOTE 6 - SHARE CAPITAL

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at October 31, 2005 and July 31, 2005	2,516,869	$13,175,075

NOTE 7 – COMPARATIVE FIGURES

Certain of the prior periods’ comparative figures may have been reclassified in conformity with the current period’s presentation.

NOTE 8 – SUBSEQUENT EVENTS

On November 30, 2005, the Company completed the sale of 7,305,500 common shares of its controlled subsidiary AMG Oil Ltd. The shares were sold at a price of $0.01 for proceeds of $73,055. The Company now holds 894,500 common shares of AMG Oil Ltd. (5.39%) and as a result no longer controls AMG Oil Ltd.